August 15, 2024

Robert W. Garner
Chief Executive Officer
Charlton Aria Acquisition Corp.
221 W 9th St #848
Wilmington, DE 19801

       Re: Charlton Aria Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted July 19, 2024
           CIK No. 0002024459
Dear Robert W. Garner:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted July 19, 2024
Cover Page

1. Please clearly disclose whether redemptions are subject to any limitations, as required by
       Item 1602(a)(2) of Regulation S-K. For example, we note the disclosure on page
       23 regarding the limitation on redemptions by shareholders holding more than 15% of the shares sold in this offering if a shareholder vote is held, and the limitation on redemptions that would cause net tangible assets to be less than $5,000,001.
2. When discussing the amount of compensation received or to be received, as required by
       Item 1602(a)(3) of Regulation S-K, please include the repayment of loans to the sponsor, such as disclosed on page 72, and any compensation paid or to be paid to or securities issued or to be issued to sponsor affiliates and promoters and the price paid. This comment also applies to disclosure in the prospectus summary and elsewhere, as required by Items 1602(b)(6) and 1603(a)(6).
 August 15, 2024
Page 2
3. When discussing the Class B shares, please revise to clarify that the Class B shares will have the right to appoint or remove directors and that they will have ten votes per share in a vote to continue the company in a jurisdiction outside of the Cayman Islands, as described on page 121.
4. We note that the dilution table assumes that all 7,500,000 shares to be sold in the offering may be redeemed. However, disclosure on page 55 indicates that you will not redeem shares in an amount that would cause net tangible assets to be less than $5,000,001. Please revise your dilution table here and in the Dilution section beginning on page 75 to reflect dilution at 25%, 50%, 75, and 100% of the maximum redemption threshold taking this limitation into account.
5. In the seventh paragraph of the cover page, the number of Class B shares to be owned by your sponsor (1,936,250 shares), Robert Garner (100,000 shares) and Yuanmei Ma
       (60,000 shares) does not total 2,156,250 shares that are collectively owned by your insiders. Please revise to make clear that the sponsor will transfer an additional 20,000 shares to each of three independent directors so that investors will understand why the sponsor will own 1,665,000 Class B shares after the offering, assuming no exercise of the over-allotment option and the sponsor's forfeiture of 281,250 shares. Finally, disclosure on page 11 states that the sponsor paid $25,000 for the Class B shares, but on the cover page and elsewhere you state that it paid $21,754. Please revise to reconcile here and elsewhere in the prospectus where similar disclosure appears.
Prospectus Summary, page 1

6. Please clearly disclose the material terms of the Class B shares so that investors will better understand that these the securities are not the same as the Class A shares that make up a portion of the units being offered to the public. For example, please disclose that the
       Class B shares have the right to appoint and remove directors and will have ten votes per
       Class B share in any vote to continue the company in a jurisdiction outside of the Cayman
       Islands. Also describe the conversion of the Class B shares to Class A shares at the time of the initial business combination and any related anti-dilution provisions.
7. We note your discussion on pages 8 and 9 regarding possible extensions if you anticipate that you may not be able to complete a business combination within the 18 month time period. In this context, please also describe the consequences to the SPAC sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.
Our Insiders and Management, page 2

8. Please expand your disclosure to clearly describe the experience of the sponsor, its affiliates, promoters and your management team in organizing any SPACs and the extent to which they are involved in other SPACs. For each such SPAC, include disclosure regarding completed business combinations, liquidations, pending de-SPAC transactions and whether such SPAC is still searching for a target.
Our Sponsor, page 4

9. We note your disclosure that the sponsor has agreed not to propose or vote for a charter amendment that would stop public shareholders from "converting or selling their shares to
       [you]" in connection with a business combination or affect the substance or timing of your obligation to redeem public shares if you fail to complete a business combination within
 August 15, 2024
Page 3

       18 or, if extended, 24 months, unless you provide "dissenting public shareholders with the right to convert their public shares into the right to receive cash from the Trust Account in connection with any such vote." Please clarify whether public shareholders must dissent or vote against such a charter amendment in order to redeem their shares in connection with the vote. Also clarify here and throughout the prospectus what is meant by the statement that public shareholders will have a "right to convert" their shares into a "right to receive cash from the Trust Account," and explain how this is different from simply having a right to redeem shares for cash. Finally, please clarify the amount of cash public shareholders who redeem or convert shares will receive from the Trust Account, or explain how this amount will be determined.
10. Please revise the disclosure on page 5 to also disclose the lock-up agreement with the underwriter, as discussed on page 145. See Item 1603(a)(9) of Regulation S-K
11. Please reconcile the terms of the lock-up applicable to Class B shares as described on page 5 with the terms described on page 122.
12. We note that you refer to the letter agreement as being entered into by the company and the "initial stockholders." Please revise your table here and on page 104 to identify the natural persons and entities subject to the agreement and describe any exceptions under the agreement. In this regard, please elaborate on the exception for transfers to "certain permitted transferees." Please see Item 1602(b)(9) of Regulation S-K.
13. Regarding the lock-up terms applicable to the private shares and private rights, please clarify when "after the completion of the initial business combination" these shares and rights will be transferable and elaborate on the exception for transfers to "certain permitted transferees."
14. Please revise the table on pages 5 and 6 disclosing the securities owned by the sponsor to describe the extent to which compensation and the issuance of securities may result in a
       material dilution of the purchasers    equity interests. See Items
1602(b)(6) and 1603(a)(6)
       of Regulation S-K.
Private placement at time of offering, page 17

15. We note your statement that the private units are identical to the units sold in this offering
       "except as described in this prospectus." Please explain, or include a cross reference to disclosure elsewhere that explains how private units, including the private shares and private rights underlying the units, are not identical to the units sold in the offering.
Automatic liquidation if no business combination, page 25

16. Please reconcile disclosure on page 25 stating that you may use up to $100,000 of interest on the assets in the Trust Account to pay dissolution expenses with disclosure on page 26 stating that you will pay the costs, anticipated to be no more than $100,000, of liquidating the Trust Account from assets outside of the Trust Account.
Conflicts of Interest, page 27

17. Please revise to include potential conflicts of interest between Mr. Tan, as an affiliate of your sponsor, and the Second SPAC, in light of the possibility that both the company and the Second SPAC may be searching for an acquisition target at the same time. Explain
 August 15, 2024
Page 4

       how this conflict may arise in determining whether to pursue a de-SPAC transaction. If the company and the sponsor have any agreement, arrangement or understanding with respect to determining whether to proceed with a de-SPAC transaction, please disclose this as well. Revise similar disclosures elsewhere in the prospectus. See Items 1602(b)(7),
       1603(a)(5) and 1603(b) of Regulation S-K.
18. Please include any conflicts of interest relating to compensation, reimbursements, the repayment of loans or other amount that will be payable to your sponsor or its affiliates or your officers, directors or promoters only upon completion of a business combination transaction.
Risk Factors
If we are deemed to be an investment company, we may be required . . ., page 48

19. We note your disclosure that "the SPAC Final Rules will become effective 125 days after publication in the Federal Register. As of the date hereof, the SPAC Final Rules have not been published in the Federal Register yet." Please update this disclosure, as the SPAC
       Final Rules have been published in the Federal Register and became effective July 1,
       2024.
Dilution, page 75

20. Please revise your dilution disclosure in your next amendment to comply with Item
       1602(c) of Regulation S-K.
Our Sponsor, page 85

21. We note your discussion of restrictions on transfer of the Class B shares and private units held by your sponsor. If these shares are to be held in escrow, as indicated on page 85, please describe the material terms of the escrow agreement. Please also disclose any circumstances or arrangements under which the sponsor, its affiliates and promoters, directly or indirectly have transferred or could transfer ownership of your securities or that have resulted or could result in the surrender or cancellation of such securities.
       Specifically, disclose whether indirect transfers of ownership of your securities could take place through the transfer of membership interests in the sponsor itself and describe any circumstances or arrangements whereby this has or may take place. Also disclose the potential forfeiture of insider shares by the sponsor if the over-allotment option is not exercised. See Item 1603(a)(6) of Regulation S-K.
Principal Shareholders, page 112

22. Please revise the table to indicate where the sponsor's purchase of private units is reflected. Please also explain why the number of shares held by the sponsor decreases from 1,996,250 to 1,895,000 shares after the offering. Please also clarify the number of shares of each class of stock that are currently and will be owned after the offering by the persons listed in the table.
       Please contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other
 August 15, 2024
Page 5

questions.



                   Sincerely,

                   Division of Corporation Finance
                   Office of Real Estate & Construction
cc:   Arila Zhou